Exhibit 99.1

Electra Provides Update on Cobalt Refinery Project

TORONTO--(BUSINESS WIRE)--October 23, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Corporation”) today provided an update on the construction of its battery grade cobalt sulfate refinery, the only facility of its kind being built in North America designed to address the onshoring requirements of the electric vehicle battery supply chain.

Electra has in recent weeks received US$5 million1 in long-lead, critical equipment, including pressure vessels, tanks, and structural steel, needed for completion of the Corporation’s solvent extraction plant and crystallizer circuit. The equipment, some of which had been ordered at the onset of the construction project in Q2 of 2021 and was expected for delivery by Q4 2022, had been delayed by global supply chain disruptions. Installation of the equipment delivered at site will occur as Electra secures its capital funding requirements for the refinery project. Electra’s owner’s team continues to operate the refinery to complete its black mass recycling trial.

The Company’s hydrometallurgical complex near Toronto, Canada is fully permitted and has an estimated replacement value of approximately US$200 million. The Company estimates that an additional US$55.7 to $62 million (approximately) is required to complete construction. Management has been working on a largely non-dilutive funding solution with government and industry stakeholders to address the additional capital needs.

Once fully commissioned, the refinery could produce sufficient cobalt for up to 1.5 million EVs annually. On July 24, 2023 Electra announced that its battery grade cobalt sulfate agreement with LG Energy Solution, a leading global manufacturer of lithium-ion batteries, had been extended and expanded from initial terms. The agreement now provides for the supply of 19,000 tonnes of cobalt contained in sulfate beginning in 2025. The total will represent up to 80% of Electra’s expected annual production.

“Against the backdrop of our black mass recycling trial and the continued progress of our refinery project, we are focused on addressing our capital requirements and strengthening our relationships with key stakeholders in the broader EV supply chain,” said Trent Mell, Electra’s CEO. “We remain actively engaged with government stakeholders to secure US$10.9 million of previously committed funding. We are also encouraged by recent developments on a larger funding solution to complete construction and commissioning of the refinery.”

Mr. Mell added, “To that end, we continue to advance discussions with a number of potential strategic partners to forge stronger relationships and secure offtake agreements and strategic investments. Among these include our efforts to advance our joint venture with Three Fires Group that is focused on recycling battery waste in Ontario.

“Keys to our progress with Three Fires include discussions on the construction of a shredding facility in Ontario that will provide a direct source of black mass feed to our refinery, identification of potential shredding technology, and site visits to shredding technology and equipment providers. We remain encouraged by Three Fires’ continued commitment of a strategic investment in Electra.”

In June 2021, Electra launched its project to expand and recommission an idled refinery capable of producing 5,000 tonnes of cobalt contained in cobalt sulfate per year. Electra’s refinery, which is located in Temiskaming Shores, Ontario, is a fully permitted facility. Once fully constructed, the refinery has the capacity to expand to 6,500 tonnes of cobalt contained in cobalt sulfate per year. The cobalt refinery is the first stage of a multi-pronged effort to produce battery grade cobalt, nickel and manganese and refine black mass from battery scrap, all within an integrated complex.

The project has been de-risked through the delivery of long lead equipment and by commissioning the legacy refinery operations for a black mass demonstration plant. There remains, however, a significant amount of construction work to complete and commission the solvent extraction plant and the crystallizer circuit.

Pending completion of all its multiprong stages, Electra’s refinery complex could be the first in North America to integrate the production of critical minerals, including cobalt and nickel sulfate, needed for the electric vehicle battery supply chain and the processing of black mass material designed to recover high value elements found in recycled lithium-ion batteries, including lithium, nickel, cobalt, manganese, graphite, and copper.

As disclosed previously, Electra completed a re-baseline engineering report to identify the refinery’s updated project scope, scheduling, and capital expenditures. This updated re-baseline engineering work was undertaken by the refinery project’s engineering, procurement, and construction management (EPCM) contractor and reviewed by an independent, third-party estimator.

The re-baseline engineering report determined that the total capital costs for completing the refinery project are now estimated at approximately US$113 to $121.8 million, of which approximately US$59.6 million has been capitalized as at the end of Q2 2023.

Discussions are underway with various commercial partners, government agencies and other parties to address the funding shortfall with a primary focus on securing non-dilutive funding. The timeline for completing the refinery project will be contingent on securing the needed capital.

As at September 30, 2023, the Company had a cash balance of approximately C$15.1 million. The Company is expected to report its Q3 2023 financial results and performance by November 15, 2023. Electra will continue to provide updates on the progress of its refinery project and efforts to secure funding.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actually results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

1 All amounts are presented in US currency unless noted Canadian currency amounts were converted to US$ at an exchange rate of US$1 to C$1.37.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891